SKADDEN, ARPS, SLATE, MEAGHER & FLOM
PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS	42/F, EDINBURGH TOWER, THE LANDMARK
WILL H. CAI ^	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
GEOFFREY CHAN *		CHICAGO
CHI T. STEVE KWOK *	TEL: (852) 3740-4700	HOUSTON
EDWARD H.P. LAM ♦*	FAX: (852) 3740-4727	LOS ANGELES
HAIPING LI *	www.skadden.com	NEW YORK
RORY MCALPINE ♦		PALO ALTO
CLIVE W. ROUGH ♦		WASHINGTON, D.C.
JONATHAN B. STONE *		WILMINGTON
^ (ALSO ADMITTED IN CALIFORNIA)		BEIJING
♦ (ALSO ADMITTED IN ENGLAND & WALES)		BRUSSELS
* (ALSO ADMITTED IN NEW YORK)		FRANKFURT
LONDON
REGISTERED FOREIGN LAWYERS		MOSCOW
Z. JULIE GAO (CALIFORNIA)		MUNICH
BRADLEY A. KLEIN (ILLINOIS)		PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO
March 23, 2018

VIA EDGAR

Mr. Jeff Kauten

Ms. Folake Ayoola

Mr. Stephen Krikorian

Ms. Morgan Youngwood

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                 Bilibili Inc. (CIK No. 0001723690)
Registration Statement on Form F-1 (File No. 333-223405)

Responses to the Staff’s Comment Letter Dated March 22, 2018

Dear Mr. Kauten, Ms. Ayoola, Mr. Krikorian and Ms. Youngwood:

On behalf of our client, Bilibili Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Amendment No. 2 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibit via EDGAR with the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we are separately delivering to you today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on March 16, 2018.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated March 22, 2018. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company will file the joint acceleration requests separately to request that the Staff declare the effectiveness of the Registration Statement on or about March 27, 2018. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

Prospectus Cover Page

1.                                      You state that the Class Y ordinary shares, held by your directors Rui Chen, Yi Xu and Ni Li, will constitute approximately 30.7% of your total issued and outstanding share capital immediately after the completion of this offering and 81.6% of the aggregate voting power of your total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. Please provide us with your analysis as to why you believe the company will not be a controlled company under the NASDAQ Global Market rules in light of this 81.6% voting power.

According to Nasdaq Stock Market Rule 5615(c)(1), a “controlled company” is defined as a company “of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company.” The Company respectfully advises the Staff that Rui Chen, Yi Xu and Ni Li each holds his or her Class Y ordinary shares in an individual capacity, and do not act in concert to hold such shares as a group. Additionally, there are no contractual voting arrangements among these three individuals. As such, although the Class Y ordinary shares held by the three directors will constitute a total of 81.6% of the aggregate voting power in the Company’s total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option, no single director is expected to have more than 50% of the aggregate voting power.

As disclosed on page 156 of the Registration Statement, after the completion of this offering and assuming the underwriters do not exercise their over-allotment option, (i) Rui Chen will hold Class Y and Class Z ordinary shares constituting 45.5% of the aggregate voting power in the Company’s total issued and outstanding share capital; (ii) Yi Xu will hold Class Y ordinary shares constituting 29.5% of the aggregate voting power; and (iii) Ni Li will hold Class Y and Class Z ordinary shares (upon exercise of the options to purchase Class Z ordinary shares) constituting 7.0% of the aggregate voting power. As no single individual, group or company will hold more than 50% of the voting power for the election of the Company’s directors, the Company will not be a controlled company under the definition of the Nasdaq rules.

Consolidated Financial Statements

Note 29. Subsequent Events, page F-66

2.                                      We note from your response to prior comment 7 that your investments are in privately held companies’ shares that are not common stock or in-substance common stock.  Please clarify the nature of your ownership interests in these privately held companies’ shares. Clarify the portion of your response that indicates your investments are financial assets with no revenue-generating activities. Tell us whether the consideration to be received in connection with the transfer will be cash or some other form of consideration.  Explain you determined the proposed fair value estimation of the investments to be transferred.  Revise to disclose the account line-item where these investments are presently classified.  Finally, consider adding corresponding disclosure in the related parties section of the filing.

The Company respectfully advises the Staff that the investments to be transferred are investments in privately held companies’ preferred shares, through which the Company is entitled to certain preferential rights such as redemption rights and liquidation rights. The Company accounts for these investments as financial assets measured at cost since there is no readily determinable fair value. The considerations to be received by the Company in connection with the transfer will be in cash.

Since the investments represent the Company’s investments in preferred shares issued by the investees and are assets held at cost, the Company determined that these investments do not constitute a business and do not generate revenues or involve in revenue-generating activities for the Company. Therefore, the Company is not subject to pro forma financial information disclosure requirements for disposition of a business.

Given the investees are start-up companies in their early stage, the Company determined the fair value of its investments by reference to the price of recent investment method under the market approach or the net assets method under the cost approach, with the assistance of an independent third-party appraiser.

In light of the Staff’s comment, the Company has revised “Note 29 — Subsequent event” on page F-66 to clarify the nature of the Company’s ownership interests in these transferred equity investments, and added the disclosure of the account line-item where these investments are presently classified. The Company has also revised page 160 of the Registration Statement to add corresponding disclosure in “Related Party Transactions” section of the Registration Statement.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Geoffrey Wang, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10-6533-2928 or via email at geoffrey.wang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:                                Rui Chen, Chairman of the Board of Directors and Chief Executive Officer, Bilibili Inc.

Ni Li, Chief Operating Officer, Bilibili Inc.

Xin Fan, Chief Financial Officer, Bilibili Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Allen Wang, Esq., Partner, Latham & Watkins